Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Alternext U.S. – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 2 - 2009

January 26, 2009
FOR IMMEDIATE RELEASE

GRADE AND THICKNESS CONFIRMED ALONG THE NORTH ZONE AT JOANNA

Aurizon Mines Ltd. (TSX: ARZ; NYSE Alternext U.S.: AZK) is pleased to announce the receipt of all assays from the recently completed infill drill program at its Joanna project, located 20 kilometres from
Rouyn-Noranda, in north-western, Quebec.

Four hundred sixty-three (463) holes totalling 134,489 metres have been completed by Aurizon at Joanna, with the objective of confirming results from previous drilling and extending mineralized zones.  Results from three hundred eighty-nine (389) holes have been previously released, and results from the last seventy-four (74) holes of the infill drilling program are included in this release.

As well as confirming continuity and grade outside the former indicated resources block outline, the new results confirm a significant thickness in the North Zone, inside the proposed pit outline (BBA Preliminary Assessment Report, see news release dated May 12, 2008 and report filed on under the Company’s profile at www.sedar.com “BBA Preliminary Assessment”).

Of the thirty eight (38) new holes that cross the western edge of the North Zone over a 200 metre area, twenty nine (29) holes returned intervals above 1.0 grams of gold per tonne over 20 metres (true thickness), including sixteen (16) holes with intervals greater than 1.0 grams of gold per tonne over 30 metres.  The best results reported from the North Zone are as follows and include holes with a true thickness over 40 metres or grades over 3.0 grams of gold per tonne:

		Mineralized Intersections
Hole	East	From	To	Gold grade	True width
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)
JA-08-421	8351	177.0	195.0	3.0	17.4
		207.0	223.5	1.0	15.9
JA-08-424	8550	213.0	261.0	1.5	46.3
JA-08-447	8500	208.5	250.5	1.4	40.0
JA-08-443	8400	135.0	195.0	1.1	48.4

Aurizon Mines Ltd.
News Release – January 26, 2009
Grade and Thickness Confirmed Along the North Zone at Joanna

Of the remaining seventy four (74) holes, thirty seven (37) holes were planned to test the North Zone above 200 metres elevation and were not planned to intersect the South Zone.  Results of the sixty four (64) holes representing one or more individual mineralized intersections with grades over 1.0 grams of gold per tonne over more than 5 metres are indicated on detailed tables attached to this news release.  The details of ten (10) holes with grades below 1.0 grams of gold per tonne are not included in the table.

An additional table provides distinct intervals of 10 grams or more of gold per tonne.

A sketch showing the hole locations with intersections greater than 1.0 grams of gold per tonne over 35 metres and the drilling area in the North Zone is attached to this release.

East Block (Hosco)

Infill drilling has been performed on a 25 metre by 25 metre spacing within the core of the East Block, previously known as the Hosco Zone as defined by BBA in the Preliminary Assessment.  In this area, gold mineralization is located within different lenses located on both sides of the Cadillac break both dipping 55 degrees to the North.  The South Zone, extending for more than 800 metres, corresponds to the entire length of the deposit.  The North Zone is restricted to an extension of 400 metres.  To date, 403 holes of 412 holes drilled on the East Block, successfully intersected mineralization above the cut off grade of 0.5 grams of gold per tonne as defined by the Preliminary Assessment report.

Preliminary Assessment Report

The BBA Preliminary Assessment concluded that based upon the September 2007 mineral resources estimate for the East Block (Hosco) above the 200 metre level, the Joanna project is potentially feasible as a stand alone open-pit mine operation and recommended that additional work be undertaken to advance the project to the pre-feasibility stage.  In addition, the report provided guidelines on the environmental risks.

Based on the preliminary pit optimization studies and mine design in the BBA report, the estimated diluted in pit resources contained in the detailed pit design are 9.08 million tonnes in the indicated mineral resource category at a grade of 1.5 grams of gold per tonne and 9.07 million tonnes in the inferred mineral resource category at a grade of 1.4 grams of gold per tonne, based on a cut-off grade of 0.5 grams of gold per tonne.  The overall life of mine stripping ratio was estimated at 3.4 tonnes of waste per tonne of ore, with an inter-ramp pit slope of 55 degrees.  Total metal recoverable was estimated at 653,000 ounces of gold assuming a mill recovery of 77%.

The BBA Preliminary Assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the preliminary assessment will be realized.  The basis for the Preliminary Assessment and the qualifications and assumptions for the report were previously provided in our May 12, 2008 news release.

Outlook

With the infill program now completed and all results received, a new resource estimate is currently being prepared by SGS Geostat Ltd.  Aurizon has appointed BBA to prepare the pre-feasibility study upon completion of the updated resource estimate.  Other contracts have been awarded to the following companies:  Roche Ltd., to complete the required environmental studies, Golder Associates, the rock mechanic evaluation of the pit design, and SGS Lakefield Research Limited, the metallurgy processes.  The pre-feasibility study will include the results of the expanded drill program, resource modeling, rock mechanic modeling, environmental studies and the metallurgical testworks that are presently in progress.  Aurizon estimates that the pre-feasibility study should be completed by late in the second quarter, 2009.

Aurizon Mines Ltd.
News Release – January 26, 2009
Grade and Thickness Confirmed Along the North Zone at Joanna

Two rigs are currently active on the property, testing high grade potential along the dip extension below 700 metres, and geophysical and geochemical targets outside of the main orebody, including the recently optioned Alexandria property located along the eastern extension of the Joanna deposit.

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finition. Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control.  Assay checking on pulp and coarse reject are carried out on approximately 10% of samples. For additional information on Quality Assurance and Quality control (“QA/QC”), refer to the previously mentioned BBA Preliminary Assessment Report.  Exploration primary assaying was performed at ALS Chemex of Val d’Or and check assays were carried out by Laboratoire d’Analyse Bourlamaque of Val d’Or.   ALS Chemex is a fully accredited laboratory under ISO 9001-2000 standards, and Laboratoire d’Analyse Bourlamaque is in the process of obtaining ISO-9001-2000 certification.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers P.Geo., Exploration Manager, a “qualified person” as defined by National Instrument 43-101.  Mr. Demers is also responsible for the scientific and technical information in this news release.

Additional Information

One sketch is attached showing the Joanna area.  Detailed results from the additional holes drilled are reported in separate tables.  All other information previously released on the Joanna Project is also available on the Aurizon website.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Alternext (formerly the American Stock Exchange) under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com
Media: Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

For further information, contact

Aurizon Mines Ltd.
News Release – January 26, 2009
Grade and Thickness Confirmed Along the North Zone at Joanna

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding estimated mineral resources, anticipated effect of the completed drill results on the Joanna project, a preliminary assessment, timing of an updated mineral resource estimate and a pre-feasibility study, and timing and expectations or future work programs.  Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. Forward-looking statements are based on certain assumptions, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property, and involve risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, delays in work programs due to shortage of labour, equipment or financial resources, environmental risks and hazards and other risks of the mining industry; and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd.
News Release – January 26, 2009
Grade and Thickness Confirmed Along the North Zone at Joanna

High grade
			Mineralized Intersections
Hole	East	From	To	Gold grade	Length along the hole	True width	Zone
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)	(metres)
JA-08-395	8575	201.0	202.5	16.2	1.5	1.4	S
JA-08-406	8226	36.0	37.5	16.8	1.5	1.5	S
JA-08-426	8900	169.5	171.0	38.0	1.5	1.5	S
JA-08-427	8900	262.5	264.0	22.8	1.5	1.5	S
JA-08-433	9075	294.0	295.5	10.5	1.5	1.5	S

Infill North Zone
			Mineralized Intersections
Hole	East	From	To	Gold grade	Length along the hole	True width	Zone
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)	(metres)
JA-08-367	8425	79.5	103.5	1.3	24.0	22.4	N
JA-08-379	8400	63.0	106.5	1.2	43.5	36.8	N
JA-08-387	8375	75.0	88.5	1.2	13.5	11.9	N
		97.5	109.5	1.3	12.0	10.6	N
JA-08-392	8624	106.5	141.0	1.5	34.5	30.1	N
JA-08-394	8575	127.5	141.0	1.5	13.5	12.6	N
JA-08-395	8575	126.0	148.5	1.5	22.5	20.2	N
JA-08-399	8625	201.0	217.5	1.0	16.5	15.8	N
JA-08-401	8250	67.5	78.0	1.9	10.5	10.4	N
JA-08-409	8600	262.5	288.0	1.3	25.5	24.9	N
JA-08-410	8426	160.5	165.6	1.1	5.1	5.0	N
		174.0	192.0	1.2	18.0	17.6	N
JA-08-412	8425	187.5	217.5	1.2	30.0	28.0	N
JA-08-413	8426	198.0	205.5	2.6	7.5	6.6	N
JA-08-419	8575	244.5	270.0	1.3	25.5	24.9	N
JA-08-421	8351	177.0	195.0	3.0	18.0	17.4	N
		207.0	223.5	1.0	16.5	15.9	N
JA-08-423	8550	216.0	250.5	1.5	34.5	33.8	N
JA-08-424	8550	213.0	261.0	1.5	48.0	46.3	N
JA-08-428	8325	183.0	195.0	1.2	12.0	11.7	N
JA-08-429	8375	142.5	150.0	1.5	7.5	7.3	N
JA-08-430	8375	154.5	177.0	1.6	22.5	19.3	N
		183.0	204.0	1.4	21.0	18.1	N
JA-08-431	8375	142.5	183.0	1.5	40.5	38.2	N
JA-08-432	8375	147.0	190.5	1.6	43.5	39.3	N
JA-08-435	8525	220.5	262.5	1.8	42.0	39.7	N
JA-08-436	8525	220.5	268.5	1.5	48.0	44.4	N
JA-08-437	8475	165.0	172.5	1.3	7.5	7.4	N
JA-08-438	8475	175.5	199.5	1.2	24.0	22.9	N
JA-08-439	8475	180.0	208.5	1.4	28.5	26.2	N
JA-08-440	8400	126.0	161.3	1.0	35.3	34.3	N
JA-08-441	8400	124.5	167.5	1.1	43.0	40.1	N

Aurizon Mines Ltd.
News Release – January 26, 2009
Grade and Thickness Confirmed Along the North Zone at Joanna

JA-08-442	8400	133.5	178.5	1.1	45.0	38.9	N
JA-08-443	8400	135.0	195.0	1.1	60.0	48.4	N
JA-08-444	8401	225.0	257.4	1.3	32.4	31.8	N
		263.0	276.0	1.0	13.0	12.8	N
JA-08-445	8400	231.0	271.5	1.2	40.5	38.7	N
JA-08-446	8500	217.5	240.0	1.6	22.5	22.0	N
JA-08-447	8500	208.5	250.5	1.4	42.0	40.0	N
JA-08-448	8500	219.0	259.5	1.3	40.5	37.1	N
JA-08-449	8450	130.5	153.0	1.4	22.5	21.8	N
JA-08-450	8450	153.0	158.1	1.4	5.3	5.0	N
JA-08-451	8450	136.5	171.0	1.0	34.5	30.6	N
JA-08-452	8450	153.0	187.5	1.0	34.5	28.9	N
JA-08-453	8299	132.0	139.5	1.0	7.5	7.3	N
JA-08-454	8451	237.0	262.5	1.0	25.5	24.9	N
JA-08-455	8450	243.0	264.0	2.1	21.0	20.1	N
		270.0	279.0	2.2	9.0	8.6	N
JA-08-456	8225	55.5	61.5	1.1	6.0	5.5	N
JA-08-459	8850	129.0	135.0	2.7	6.0	5.9	N
JA-08-461	8501	123.0	138.0	1.0	15.0	14.7	N
JA-08-463	8949	19.5	25.5	1.5	6.0	5.4	N

Infill South Zone
			Mineralized Intersections
Hole	East	From	To	Gold grade	Length along the hole	True width	Zone
	(metres)	(metres)	(metre)	(grams/tonne)	(metres)	(metres)
JA-08-310	9100	132.0	150.0	1.2	18.0	16.1	S
JA-08-332	9176	27.0	37.5	2.2	10.5	10.4	S
		49.5	72.0	1.3	22.5	22.1	S
JA-08-371	8774	160.5	166.5	1.2	6.0	5.9	S
		190.5	213.0	1.2	22.5	22.1	S
JA-08-379	8400	186.0	195.0	1.5	9.0	7.8	S
JA-08-385	8375	138.0	169.5	1.3	31.5	31.1	S
JA-08-387	8375	165.0	172.5	1.5	7.5	6.7	S
		183.0	208.5	1.4	25.5	22.9	S
JA-08-392	8624	186.0	195.0	1.3	9.0	8.0	S
		220.9	226.5	1.9	5.6	5.0	S
		246.0	253.5	1.1	7.5	6.7	S
JA-08-394	8575	190.5	204.0	1.6	13.5	12.7	S
		223.5	247.5	2.1	24.0	22.6	S
JA-08-395	8575	201.0	202.5	16.2	1.5	1.4	S
JA-08-403	8199	21.0	55.5	2.0	34.5	34.2	S
		58.8	66.0	1.2	7.5	7.4	S
JA-08-406	8226	24.0	51.0	2.3	27.0	26.6	S
JA-08-407	8226	39.0	57.0	1.6	18.0	14.9	S
JA-08-408	9225	13.3	27.0	1.1	13.7	13.5	S
JA-08-410	8426	247.5	262.5	1.7	15.0	14.7	S
		273.0	278.1	1.4	5.1	5.0	S
		289.5	295.5	2.4	6.0	5.9	S

Aurizon Mines Ltd.
News Release – January 26, 2009
Grade and Thickness Confirmed Along the North Zone at Joanna

JA-08-411	8426	262.5	280.5	1.2	18.0	17.4	S
		295.5	301.5	1.2	6.0	5.8	S
JA-08-414	8251	39.0	55.5	2.0	16.5	14.0	S
JA-08-415	9200	12.0	17.1	2.7	5.1	5.0	S
JA-08-416	8275	45.0	57.0	3.3	12.0	11.8	S
JA-08-420	9150	12.0	18.0	2.5	6.0	5.9	S
JA-08-421	8351	280.5	292.5	1.0	12.0	11.6	S
		303.0	312.0	1.2	9.0	8.8	S
JA-08-426	8900	169.5	171.0	38.0	1.5	1.5	S
		208.5	240.0	1.4	31.5	31.1	S
JA-08-427	8900	172.5	187.5	1.5	15.0	14.4	S
		205.5	216.0	1.1	10.5	10.1	S
		262.5	264.0	22.8	1.5	1.5	S
JA-08-433	9075	159.0	178.5	1.1	19.5	19.2	S
		210.9	216.0	1.1	5.1	5.0	S
		294.0	295.5	10.5	1.5	1.5	S
JA-08-441	8400	213.0	247.5	1.2	34.5	32.2	S
JA-08-450	8450	207.0	223.5	2.1	16.5	15.7	S
		247.5	253.5	1.3	6.0	5.7	S
JA-08-451	8450	199.5	205.1	1.1	5.6	5.0	S
		214.5	220.1	1.4	5.6	5.0	S
		228.0	246.0	1.3	18.0	16.1	S
		289.5	295.1	1.2	5.6	5.0	S
JA-08-460	8525	73.5	117.0	1.4	43.5	35.2	S
		124.0	132.0	1.1	8.0	6.5	S
JA-08-462	8950	81.0	87.0	1.1	6.0	5.9	S
		121.5	142.5	1.4	21.0	20.6	S
JA-08-463	8949	91.5	99.0	1.1	7.5	6.8	S
		108.0	113.5	3.5	5.5	5.0	S
		120.0	136.5	1.6	16.5	15.0	S